Filed by Spring Valley Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spring Valley Acquisition Corp.

Commission File No. 001-39736

AeroFarms

Cowen Sustainability and Energy Transition Summit

June 8, 2021

AeroFarms – Cowen Sustainability and Energy Transition Summit, June 8, 2021

C O R P O R A T E   P A R T I C I P A N T S

Jeffrey Osborne, Sustainability Analyst, Cowan

David Rosenberg, Co-Founder and Chief Executive Officer, AeroFarms

Guy Blanchard, Chief Financial Officer, AeroFarms

P R E S E N T A T I O N

Jeffrey Osborne

Hi, good afternoon. everybody. It’s Jeff Osborne, Sustainability Analyst at Cowen. Thanks for joining us on day one of our Sustainability and Energy Transition Summit.

Very pleased to have David Rosenberg and Guy Blanchard joining us from AeroFarms.

Guys, thanks for taking time out of your busy day, and look forward to learning more about AeroFarms. For those that aren’t familiar with your recent SPAC and the history of the Company, do you mind in two to three minutes, David or Guy, going over what AeroFarms is about and what you’re up to?

David Rosenberg

I’ll start off.

AeroFarms, we’re a vertical farming company, and we define vertical farming as layer upon layer of plant growth. If you look behind me, you can see an illustration of that, or actually a farm of that. We grow without sun or soil.

That’s a little curious to some; plants need sun and soil. They actually don’t, they need spectrum of light and they need nutrients and micronutrients. This is fully controlled agriculture. We’re able to give the plant what it wants, when it wants it, 365 days a year, whether that’s on the Equator or in the North Pole, always.

In terms of our SPAC transaction, Guy, you want to jump in and share a little bit of the details there?

Guy Blanchard

Sure. We’ve been asked to merger with Spring Valley Acquisition Corp. It is scheduled to close in late July. Upon the closing of that, we’ll have a fully funded equity business plan that will allow us to build 16 owned and operated farms across North America. We’re working towards that closing right now.

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AeroFarms – Cowen Sustainability and Energy Transition Summit, June 8, 2021

Jeffrey Osborne

Perfect. There’s certainly a lot of vertical farming companies out there. You folks have been at this for a long time. You didn’t really touch on that, David, in the introduction in terms of the history of your founder from Cornell and some of the history on the equipment side, which I find fascinating.

A common question we’re getting around our research coverage, and we wrote about this in our Energy Transition and Sustainability primer that came out on Monday morning, is just there’s a lot of folks in the vertical farming space in general. The question is how would you encourage investors to sort of distinguish between all of the different players in a crowded space? Maybe along those lines, if there’s any sort of battle scars or lessons learned from yourselves over the history of the Company that would be a valuable insight as it relates to new upstart producers to understand.

AeroFarms – Cowen Sustainability and Energy Transition Summit, June 8, 2021

David Rosenberg

Thanks, Jeff.

A few items to point out. We’ve been doing this since 2004. We sort of have two histories. My co-founder, he was a professor at the Cornell School of Ag. He started a system up in Ithaca where he sold farms in Ithaca, sold plants in Ithaca, and then built farms in different parts of the country, Chicago, Seattle, Minnesota, places like that. Then, I started a vertical farming company in 2011, and we merged together, realizing we need big. My co-founder, Ed, had a really smart philosophy on the designs, and we just needed to scale the designs to go big.

This farm behind us is actually the ninth one we’ve built. We have different histories; the eighth one is now a prototyping facility, the seventh one is now a dedicated R&D facility, so the different farms have different histories, but that history, Jeff, to your point, is really important. I mentioned big twice because scale, sometimes the technology doesn’t scale in an intuitive way. We’ve been fortunate. We’ve raised about $200 million to date. Our last raise at about a $500 million post about two years ago, of which, going into this transaction, we had $80 million in cash. But our investors, having a long-term perspective, allowed us to really innovate and push technology because we believe this industry is going to massive. If you just look at the macro trends, whether it’s that the world’s lost 30% of its arable land in the last 40 years, or that population growth, but enabled by technology. Most notably LEDs, light-emitting diodes, is that cost curve comes down, it’s going to be a massive industry.

We’ve been innovating alongside, appreciating it’s going to be a massive industry, taking the perspective that whether we’re in several hundred supermarkets or several thousand, it doesn’t really matter. What matters is the long-term technology.

The farm behind us is what we call Model 4. We’ve already built Model 5 and grown plants out of it. We’re now building, actually, Model 6 and growing plants out of Model 6. Our farm in Virginia is going to be Model 5. We’re building a farm in the United Arab Emirates that’s going to be a bigger prototype of Model 6. In each iteration, we’re looking to improve quality of the plants while reducing capital costs and operating costs. There is a lot of vertical integration in the technology, from the lighting systems, the plumbing systems, the airflow systems, the CO2 systems, the biological systems, the genetic systems, all that come into play to grow better plants, grow at less Capex, less Opex.

Most people just think a plant’s a plant, and it’s not the case. There are details that really matter. Even, you could take the same seed, different maturities, (inaudible) at different cost to goods sold. The devil’s in the details here, and we feel we really nailed leafy greens. We grow aeroponically. The Aero in AeroFarms is aeroponics. We grow some plants hydroponically. We think aeroponics gives us about a four-day improvement in terms of growth cycle. When I started off, we were taking a seed, growing it in 22 days; today we take that seed, grow it in 14 days. That allows us 26 crop turns a year. I think that is by far an industry-leading number. Some plants, we grow with 92 crop turns a year, but our average baseline baby greens, 26 crop turns. We call that 26 learnings. More crop turns, more output, more revenue, better IRRs per capital expense. The economics are improving.

Guy, do you want to give a snapshot of how the economics are improving over time?

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AeroFarms – Cowen Sustainability and Energy Transition Summit, June 8, 2021

Guy Blanchard

Sure, happy to.

We have our farm being built today in Danville, Virginia. That’s going to be our next commercial farm, and that’s projected to have very, very good gross margins and EBITDA, 32%, 42% respectively.

We’re going to move from that to our Model 6 and our Model 7. Those future farms have reductions in Capex and Opex, but more importantly, increases in productivity and yield. It’s really the increase in yield that drives our unit economics at the leafy green farm level.

Here, we have a really great history of doing that. Over the course of 2020, we had our yields increase 23%; today, we have our yields modeled at that Danville farm being what we’re doing what we’ve demonstrated we can do at our New Jersey farm now, so just doing more of the same. But going forward, David alluded to that Model 6. We have that Model 6 currently growing in Newark, and that’s not the farms you see behind us. That farm is seeing yields of 26% above what we’ve modeled for Danville sustainably and 75% higher yields at peak. Those yields bring us all the way through to all the economics that we plan in our entire business model and more.

This is a key differentiator in what AeroFarms is about. We’re a technology company that has our first application of our product commercially around leafy greens. But being a technology company, we’re bringing together all of the discipline necessary to understand how plants grow and deliver what plants need to grow well to plants, and we’re just at the beginning of this long journey to do that.

Jeffrey Osborne

Maybe for the non-technically sophisticated of us out there, David, at a high level, what are the benefits of aeroponics versus hydroponics, and why did you choose that path versus so many of your peers at a different approach?

David Rosenberg

Roots want oxygen, leaves want carbon dioxide. Aeroponics, which is misting nutrition of the root structure, it’s a healthy oxygenation of the roots. Otherwise, one needs to oxygenate the water, and then sometimes that oxygenation isn’t evenly distributed. We just have a healthy oxygenation.

Transparently, we grow some plants hydroponically. Just to share the sophistication here, we’ve grown with about 100 different methods of delivering nutrients to the root structure; about 80 different growth medias. Our growth media is in leafy greens, a cloth. We use aeroponics because we see big benefits. Other crops, we’ve grown about 550 different crops to date. Some crops we grow hydroponically, some crops we actually grow aeroponically then hydroponically. It’s a lot of sophistication and scientific analysis of what the plant wants and then how to deliver what the plant wants.

Here, if we’re just taking a step back, a scientific process, one needs to isolate a variable test and assumption. That’s almost impossible to do in the field because there are too many uncontrolled variables; very hard to do in a greenhouse because it’s still hard to control all the variables. Here at fully controlled agriculture, that’s exactly what we do: isolate a variable, test an assumption, trying to understand what a plant wants and to make it the best it could be.

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AeroFarms – Cowen Sustainability and Energy Transition Summit, June 8, 2021

For those in the Tri-State Area and the Northeast, I suggest you try buying our product. Buy it under AeroFarms at Whole Foods, ShopRite, Fresh Express, Amazon Fresh, e-commerce, Walmart, and if you’re in Virginia, Baldor for food service. You’ll probably say, “This is the best tasting leafy greens you ever had,” and it’s probably the safest you ever had. It’s not organic pesticides, it’s zero pesticides. Most people that buy organic think they’re buying no pesticides. Typically not the case, it’s typically organic pesticides. I joke around, “Snake venom’s organic, it doesn’t mean you want it in you.” This is zero pesticides, herbicides, fungicides, very safe. I think we operate the safest farm in the world, and it’s pristine and the tastes are fantastic.

That’s a bit hard to quantify, but the differentiator is the taste and textures. The customers are voting, our net promoter score is 55. Most people don’t share that, but it’s 55 where the industry average is 35, and our units per store per week we’re seeing are 50% higher than the competition. They like it because it tastes great.

Jeffrey Osborne

Absolutely, I had some watercress last night actually. I’m an hour and a half north of you, but you can find it at Whole Foods, the kale has also nice peppery flavor. Based on your description, obviously more than just dropping in some Miracle Grow, that’s what my wife does with the outside tomatoes.

Another thing, a common question I get about you folks, is the equipment and the process between the lighting, the nutrient delivery system, the growth media, you’ve obviously done a lot over the years, the towers. What truly is proprietary, versus opening the catalog and saying, “I want this, this and this” and then sort of just trial-and-error figuring it out?

David Rosenberg

Yes. A simple way of looking at is everything in the tower we design ourselves. Not everything, but most of the things in the tower, the ancillary equipment we partner out with others, some of which is proprietary, some isn’t.

Actually the lights; the biggest line item in the building materials is lights. Our Capex per light, we think we’re paying about half as much of what other people are paying, and the biggest single line item are the lights. We contract manufacturer of lights. In China, we have a hire (phon) in light and we contract, manufacture in Israel, a tunable light. That’s very important when reducing Capex and Opex, the energy efficiency, what’s called the attenuation or the depreciation.

But it goes well beyond lights. It’s also our nutrient delivery. We used to use an automated nutrient delivery system that most people in the industry use; it just didn’t allow us the sophistication. We break up our nutrients and micronutrients in eight different groupings and 18 overall nutrients and micronutrients. Ours has the ability to change it up every 15 minutes using sensors, understanding what’s there, what isn’t there.

One of the biggest proprietary pieces is our controls, our digitization, which is not just the MES, which is the user interface, but this is to digitally control the farm and take information from the farm, so it also goes to the SCADA and the PLC. We call it the agSTACK system because it’s stacked, the MES, the SCADA, the PLC, seamlessly interacting with the sensors, the valves, the lights, the pumps, the fans, all of those items. At the touch of key stroke, whether it’s in Abu Dhabi, United Arab Emirates, or Virginia, we can control all the farm and take information, separate it to its use groups; what goes to Operations, Quality Assurance, Sales, Marketing, Finance, R&D, all of that.

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AeroFarms – Cowen Sustainability and Energy Transition Summit, June 8, 2021

If you look at from an IP perspective, we have 291 invention disclosures, about 50 patents and pending patents, about 50 trade secrets. Most of the patents are on the mechanical side. I said earlier, we’re very vertically integrated. We have the biology, the genetics. We’re not a genetics company, but we do a lot working with others in genetics, the operational side. And when I say mechanical by the way, we have our Engineering team: mechanical, structural, lighting, electrical, PLC, process, industrial design. All of these thought leaders, we’re working together to reduce Capex, Opex, how to deliver the towers, frames, pumps, lights in a smart way. But it’s the mechanical, the operational, the biological, the genetic, the environmental, the building envelope, and the digitization that pulls it all in together.

I could go on and on, but there’s a host of different proprietary equipment. Things like automation between the automation. It’s warehouse construction. We don’t do that. Conveyance is relatively easy; it actually looks good on cameras but it’s relatively easy. Our automatic harvester, it’s our designs, but we work with a third party to design in there, it’s more incremental improvements. Our automated seeder, it’s our design, we own the designs but there are two we third-partied up, working with others, and it’s also incremental to what they do. Our packaging is standard off-the-shelf equipment, but in the towers, we own it.

There’s other elements like imaging. We partner with Bell Labs where 18 engineers work with us to develop automated imaging so we can image every plant, every day. We structured a deal so we own the rights in indoor ag, they own the rights outside of indoor ag, and we have lots of examples like that. Again, I could go on and on, but there’s a tremendous amount of proprietary technology.

Jeffrey Osborne

Got it, that’s helpful. Going back to the equipment and yield improvement that Guy referenced, can you talk about what the prior generations of the equipment were able to achieve relative to the 10% Capex declines, 10% yield improvements? That’s another common question I get about you folks from investors during this SPAC process. The guidance for the future, how does that compare to what’s happened in the past with incremental product cycles?

David Rosenberg

I’ll start off. And Guy, jump in.

Like everything we do, how do you save an hour a day a week? Germination, most people germinate in three to seven days; we germinate in one to three days. We’re growing in 14 days what otherwise takes typically 18 to 20 days.

Everything we do, how do we save time? If I had to sum up the difference, it’s the environmental stress. I mentioned it starts with biology, what’s the best a plant could be. Then, what’s the specification, temperature, humidity, PH, nutrients, micronutrients; not just light but spectrum intensity frequency. All of that specification.

Then it’s how to deliver it, and deliver it not just to the room, we think three-dimensionally. How do you deliver to the plant canopy and the root canopy? The digitization, so at a touch of a keystroke, most of the improvements is how to deliver what a plant wants, and it’s not just delivering it, but it’s when.

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AeroFarms – Cowen Sustainability and Energy Transition Summit, June 8, 2021

Just like as human beings, just as you would feed an infant differently from a teenager versus a mature adult or an elderly person, how do we deliver it when a plant wants it? That’s what Model 5, Model 6 is constantly improving. There are other improvements like modularization, things of that nature.

Guy, anything you want to build on that?

Guy Blanchard

Sure. I already hit upon a little bit, but we have just a history of delivering increased yields, 23% over 2020 alone. That’s something that goes back even further in time, and it’s really our integrated approach that allows this. We operate our commercial farm as a commercial farm, and then a segment of it is an R&D farm. Because we have 26 growth cycles a year and we collect data, we translate that data back into learnings. There’s so much headroom in what we do on those yields that we’re hitting yields in that Model 6 prototype that take us all the way through our goals in the future, the Model 6 goals. If you were to look at our projections for our entire business, the peak yields we’re seeing take us well beyond that.

On the cost end side, our historical cost end, if you look at the per unit of productivity at say our New Jersey farm, what we have going forward has been greater than 10% by a lot because of just scale among other things. Here, we’ve recognized from early on that we want to deliver good profitable unit economics, to have farms that are going to make us and our investors money. We’ve focused on everything that matters there.

Our farms, in our projections, including the Danville farm under construction, are of a scale, of a size, of a design that we fully expect to deliver on the projections that we’re putting forward.

Jeffrey Osborne

Got it. For the investors too, again, there’s an option on your screen on the webinar to type in questions. We did have one that popped up here on my dashboard around pricing. Are leafy green pricings stable, is it seasonal? Same question I would, on my end, add about microgreens as well, but the investor is asking specifically on leafy greens and product you’re selling, what the price trends have been.

Guy Blanchard

I’ll start with that.

We are selling our product at price parity, same line level pricing as field-grown organic product that’s in store shelves. Whether you’re going to a mass market retailer or a Whole Foods, anywhere in the country, the typical price for a clamshell of leafy greens in the five ounce form factor is $3.99, and that’s our price as well. We’ve been able to achieve and have reliably sustained that over time.

That price has been very sticky in the marketplace for a while, but there are some indications that the headwinds in the market could have that, and if it were to move, we believe it would be up at this point. But we don’t have that upward price in our projections; we show as continuing to sell at price parity.

If you look at field farming where labor, transportation, soil degradation, water problems where these products are grown on the West Coast and other modes of growing that are also very mature, here, we’re able to deliver at that price parity a superior product and headroom to go up from there.

Going to superior product, at that same price point, customers buy our product on store shelves. The data we have shows that our velocity, our sales, measured by units per store, per week, per SKU are about 50% above the category average, which goes to the value that consumers see in having a locally grown product with great taste and texture with unique flavor, so it’s pesticide-free and herbicide-free.

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AeroFarms – Cowen Sustainability and Energy Transition Summit, June 8, 2021

David Rosenberg

The one thing, Jeff, I’ll add, is we’ve focused on baby greens because it’s a big part of the TAM. It’s an $80 million TAM, as leafy greens in general, but that’s a big part. There’s also the option of bringing in other higher-end products into the mix to overall improve the unit economics of a farm.

You mentioned some of the other competition. We see some people, one, they don’t really understand scale and how projects scale, and also how taking niche products, you could have a false sense of the economics work. We’re working on some of the main meat and potatoes in leafy greens, but then we could also layer in some of these niche products that have higher contribution margin and really developing the platform, reducing Capex, Opex.

I do think it’s a space where you could have several winners. I do think there are going to be a lot of losers in this space, as people don’t really understand what it takes to succeed, and there’s a tremendous amount of complexity to get a plant grow well but also grow at a low cost.

Jeffrey Osborne

We’ve got about eight minutes left; two more did just come in. One is about the West Coast drought. Are you starting to hear of potential supply disruptions, is part A of the question, and B, are you seeing any increases in purchase commitments as we go through the drought?

David Rosenberg

Yes, so anecdotally, we’ve heard through the grapevine in the last few weeks the three largest leafy green producers have increased their prices. You don’t always see that at the storefront, because sometimes its category is used as a loss leader, because people differentiate in fruits and vegetables not in Cheerios, things of that nature. Anecdotally, but that’s what we’ve heard from reliable sources.

The demand for us, it’s going up. The hottest trend in retailing is local food, so we’re local food. There’s a trend in not only what is the product but how is it grown? Our environmental message, we’re proud of that, we’ve won a lot of awards. To really emphasize that part, we’re a B Corp, also to help emphasize that ESG component. The trends are certainly going our way, and it seems like a trend more than a fad.

I will also say COVID has really shined a light on food security where people remember empty shelves, and now we’re getting interest from all over the world. One of the reasons we’re going in the UAE is because they import 90% of the food in a lot of places in that part of the world. There’s not a lot of farmland, there’s not a lot of water security, there’s relatively low cost in energy.

Our value proposition’s actually better in some parts of the world than it is in the U.S. We like the U.S., we’re expanding here, but we’re also going into other markets, and the UAE helps us as a focus point or a hub to really expand in the region.

Jeffrey Osborne

Got it. Two more did come in.

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AeroFarms – Cowen Sustainability and Energy Transition Summit, June 8, 2021

Guy Blanchard

Go ahead.

Jeffrey Osborne

This one is a good one, but what is your shelf life given the faster time to market? Can you compare that versus organic field-grown?

David Rosenberg

It’s about the same. What’s different is we’re getting them to supermarkets five days earlier. Typically after you harvest on the West Coast, you have to wash, you send it to a central location, you wash it. By the way, a wash is where the microcontamination becomes a macro. Leafy greens, Listeria, Salmonella, E. coli, the highest number of food contamination in any food group is leafy greens, about 11%. Here, I mentioned that I think we operate the safest farm in the world. We get SQS certification that you typically have in food manufacturers, not for farmers. We achieved that certification at a very high number, I think it was 96 or 97.

But the point is, it gets packaged then moved to the East Coast where it gets packaged again and then distributed. That’s typically five to seven days. We aim to have it on shelves in about 24 hours.

Jeffrey Osborne

Got it. Then, another question is around how much robotics do you use? Or do you intend to use robotics?

David Rosenberg

We don’t use much robotics. In leafy greens, we don’t intend to use much robotics; we use a lot of automation. We’re exploring more robotics, as in berry production, so we’ve been growing 70 different varieties of berries over the last three years. This is going to be a big activity for AeroFarms. The robotics, soft-touch robotics, which is shaking and pulling a berry, that’s something we’ve decided earlier on we are not going to be experts in robotics. This is something we’re going to work with every partners and really trust that they develop that skill set. We feel very good about that decision.

As well with genetics, we are not a genetics company. We are geneticists on our team, but we work with others to optimize genetics, which is about half the equation, nature versus nature, where there can be and will be some proprietary genetics like varieties. That doesn’t mean GMO necessarily, it can be CRISPR. We co-developed the first CRISPR product in the world, a genetic editing tool, but it’s also best of breeding.

But here, robotics, we have automation and seeding, harvesting, including packaging automation between that, but not a lot of robotics, and we’re not fully automated. I mean, the amount of cost that one puts in to have full automation, sometimes the juice isn’t worth the squeeze.

We have a lot of automation, but it’s not full automation. It’s enough to make our operating costs, Capex, work, our IRRs work.

Jeffrey Osborne

Got it. Then can you talk about the flexibility of what you can grow with each of the learnings? In every product cycle, every two weeks, can you pivot from, say, cilantro to leafy greens to microgreens? Do you sort of read the market based on what’s selling at Whole Foods and other partners and decide, three weeks out, what you think the market needs? Or is it just produce it, and then work the phones and move the product?

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AeroFarms– Cowen Sustainability and Energy Transition Summit, June 8, 2021

David Rosenberg

It’s the prior. There is an active outreach and communication with the customers, understanding what demands are. As long as we have the seed inventory, and sometimes there’s a time lag with the seed of inventory, but it’s another specialty; how does one store seeds, acquire the right seeds, and our relationships are with the seed breeders, not the seed brokers. All of these are opportunities to take costs out of the system as well as gaining proprietary advantage of getting the right genetics.

We have a certain variety of seeds. We could change it up within a day’s notice, but it’s really working with the customer, understanding what demands are. It’s not just grow it and they will come. It is understanding what the customers want. Here, there are challenges where there is often shorts coming in, so there was an arugula short not too long ago, and customers asked us to grow more arugula. We were able to provide that benefit to customers.

There are some things, like we’re not going to take a leafy green farm and make it a strawberry farm. Of the 550 different varieties we’ve grown, there’s an element of, what are the right crops that are designed for this farm. Within leafy greens, we can change it quite a bit, but other crops, we would specifically build a farm for that variety. Berries, it’s just different pollinations, different harvesting, different what’s called IPM, Integrated Pest Management. These are all areas that take a lot of design focus, and they’re just an important difference. Within leafy greens, we can change it pretty fast.

Jeffrey Osborne

All right, well, we’ve got two minutes left. This is the first virtual follow-up question I’ve had. The person that asked about the shelf life is asking if, on the shelf, five days quicker, why does it not last longer on the shelf, in the fridge or at your home? Can you touch on that?

David Rosenberg

Well, it should. For the most part, we make decisions like most people prefer tenderness, and there are some tradeoffs. Plants, it’s like a balloon. You put it one way in another area. As an example, if you try our kale, you’ll probably say, “This is the most tender kale in the world.” We grow it in a way to amplify the tenderness, but in doing so, it’s not as harsh, it’s not as rough. There might be a tradeoff in the shelf life.

But if we lose a day in shelf life by gaining tenderness, that’s a tradeoff, but net-net, we’re improving by four days from what’s in the field. That’s a tradeoff, in our opinion, our customers want. This is the cool part about agriculture and plant biology. We are learning the tradeoffs. Okay, do we want to prioritize tenderness, shelf life, color, nutrient density, all of these. Just like you got to the study, you have Vitamin D. There are all these environmental stresses that can change a plant. As we come to design how we want to grow a plant and what that specification is, we’ll make all these decisions of, “What are our goals? What’s the best a plant can be, and what do we think are the right tradeoffs?”

Typically one would see a beneficial shelf life from our product versus another product. The point is, we could increase it or decrease it as we see fit. With the products that we sell now, I think we found the right balance.

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AeroFarms – Cowen Sustainability and Energy Transition Summit, June 8, 2021

Jeffrey Osborne

All right, well, perfect. I think we’re out of time. I would love to keep picking your brain, David and Guy, but I thoroughly enjoyed the conversation, and thanks for sharing your insights.

David Rosenberg

Yes, our pleasure.

Guy Blanchard

Thank you, Jeff.

David Rosenberg

Thank you to Cowen, and great to be with you, Jeff.

Jeffrey Osborne

Take care. Have a good one.

David Rosenberg

Bye-bye.

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Important Information and Where to Find It

In connection with the proposed business combination (the “Proposed Transactions”), Spring Valley has filed a registration statement on Form S-4, which includes a preliminary proxy statement/prospectus of Spring Valley and AeroFarms (the “Proxy Statement/Prospectus”), with the Securities and Exchange Commission (the “SEC”), which will be distributed to holders of Spring Valley’s ordinary shares in connection with Spring Valley’s solicitation of proxies for the vote by the Spring Valley shareholders with respect to the Proposed Transactions and other matters as described in the Proxy Statement/Prospectus. After the preliminary Proxy Statement/Prospectus has been filed and cleared by the SEC, Spring Valley will mail a definitive Proxy Statement/Prospectus to its shareholders. Spring Valley shareholders and other interested parties are urged to read the preliminary Proxy Statement/Prospectus, any amendments thereto, the definitive Proxy Statement/Prospectus and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Spring Valley, the Company and the Proposed Transactions. Spring Valley shareholders and other interested parties may obtain free copies of the preliminary Proxy Statement/Prospectus and definitive Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Spring Valley through the website maintained by the SEC at http://www.sec.gov or by directing a request to: Spring Valley Acquisition Corp., 2100 McKinney Ave, Suite 1675, Dallas, TX 75201 or (214) 308-5230.

Participants in the Solicitation

Spring Valley and its directors and executive officers may be considered participants in the solicitation of proxies with respect to the Proposed Transactions. Information about the directors and executive officers of Spring Valley is set forth in its Proxy Statement/Prospectus (Registration Number 333-255978), initially filed with the SEC on May 10, 2021. Additional information regarding the participants in the Proxy Statement/Prospectus solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is included in the Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transactions when they become available. Spring Valley shareholders and other interested persons should read the Proxy Statement/Prospectus carefully before making any voting decisions. When available, these documents can be obtained free of charge from the sources indicated above.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

1-888-562-0262 1-604-929-1352 www.viavid.com

AeroFarms – Cowen Sustainability and Energy Transition Summit, June 8, 2021

Forward-Looking Statements

This communication includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations, Spring Valley’s ability to enter into definitive agreements or consummate a transaction with the Company; Spring Valley’s ability to obtain the financing necessary consummate the Proposed Transactions; and the expected timing of completion of the Proposed Transactions. These statements are based on various assumptions and on the current expectations of Spring Valley’s and the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Spring Valley and the Company. These forward-looking statements are subject to a number of risks and uncertainties, including general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the inability of the parties to enter into definitive agreements or successfully or timely consummate the Proposed Transactions or to satisfy the other conditions to the closing of the Proposed Transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company; the risk that the approval of the Spring Valley Stockholders for the Proposed Transactions is not obtained; failure to realize the anticipated benefits of the Proposed Transactions, including as a result of a delay in consummating the Proposed Transaction or difficulty in, or costs associated with, integrating the businesses of Spring Valley and the Company; the amount of redemption requests made by the Spring Valley Stockholders; the occurrence of events that may give rise to a right of one or both of Spring Valley and the Company to terminate the Merger Agreement; risks related to the rollout of the Company’s business and the timing of expected business milestones; the effects of competition on the Company’s business; and those factors discussed in Spring Valley’s registration statement on Form S-4 (Registration Number 333-255978), initially filed with the SEC on May 10, 2021, under the heading “Risk Factors,” and other documents of Spring Valley filed, or to be filed, with the SEC. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Spring Valley nor the Company presently know or that Spring Valley and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Spring Valley’s and the Company’s expectations, plans or forecasts of future events and views as of the date of this communication. Spring Valley and the Company anticipate that subsequent events and developments will cause their assessments to change. However, while Spring Valley and the Company may elect to update these forward-looking statements at some point in the future, Spring Valley and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Spring Valley’s or the Company’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

1-888-562-0262 1-604-929-1352 www.viavid.com